SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9 Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to: Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA:

[Logo] CityBank Community Update

Public rejects hostile takeover of City Bank.

Hearing testimony was ten-to-one against the takeover attempt.

Last month, the State Division of Financial Institutions held an unprecedented two-day hearing to receive public opinion of the hostile takeover battle being waged against City Bank. Shareholders, customers, employees, businesses and labor organizations spoke out, saying they believed the forced merger would result in less competition, less choice and a decline in services in what is already one of the most under-banked states in the nation. Here is just a sample of testimony submitted at the hearing:

•	“In speaking on behalf of our staff and owners, we strongly believe that a merger with Central Pacific Bank will be detrimental to the business climate, will promote an environment that is conducive for a monopoly, will increase prices and costs, and provide a reduction in services and customer service.”
-	Jon Miyabuchi, President and CEO, Sushi Go Inc.

•	“There is no argument that a merger between City Bank and Central Pacific would result in reduced competition, branch closings, elimination of jobs, and have a negative impact on our somewhat fragile Hawaiian economy. The fact that it’s a hostile takeover makes it even worse.”
-	Myrna Murdoch, Oahu resident

•	“Local Hawaii shareholders – over 80 percent of them – voted to oppose the merger. I hope that the State will not take the position of helping a company force out another company under the guise of this so-called ‘merger’.”
-	Rose Cruz Churma, business customer

•	“I want to add my name to the list of citizens who are against the efforts of CPB to acquire controlling interest of City Bank. I believe that life is more than about making a profit. It’s about taking care of one another. For a bank that means creating a positive environment for its employees and serving the financial needs of its customers – all of its customers, not just those who are the most wealthy.”
-	Herman Aizawa, PhD

Overall, more than 200 individuals testified in favor of City Bank. Only 20 – most of them Central Pacific’s own directors, managers and consultants – were in support of the hostile takeover attempt.

Community Update is presented in the public interest by City Bank. For more information, visit www.CityBankHawaii.com.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase.” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates of expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Solicitation/Recommendation Statement on Schedule 14D (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares toll-free at 1-877-687-1873. MEMBER FDIC

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